Via Facsimile and U.S. Mail
Mail Stop 4720

February 22, 2010

Mark E. Watson III
President and Chief Executive Officer
Argo Group International Holdings, LTD.
110 Pitts Bay Road
Pembroke HM08
Bermuda

Re: Argo Group International Holdings, LTD.
Form 10-K for the Year Ended December 31, 2008
Filed March 6, 2009
File No. 001-15259
DEF14A
Filed March 16, 2009
File No. 001-15259

Dear Mr. Watson:

    We have completed our review of your annual report on Form 10-K and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director